EXHIBIT 11.1




                        Computation of Per Share Earnings


         Net income/(loss) divided by weighted average of shares outstanding for the year. The weighted average of shares outstanding equals actual number of shares at the close of each quarter weighted as follows:

                            100% - 1st quarter
                             75% - 2nd quarter
                             50% - 3rd quarter
                             25% - 4th quarter